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EXHIBIT 17.1


March 31, 2009

VIA E-MAIL

Mr. Masao Yamamoto, CEO
PPOL, Inc.
3070 Bristol Street, Suite 440
Costa Mesa, California 92626



Dear Mr. Yamamoto:

As previously discussed with you, I am tendering my resignation as a member of the Board of Directors, Chief Financial Officer, and Corporate Secretary, effective with the close of business on March 31, 2009 as I have not received the expected level of cooperation from certain people in connection with the internal investigation of related party transactions and reporting and/or disclosure requirements to Japan's equivalent of securities law in the United States.


Richard Izumi





                                   PPOL, Inc.
                 Richard Hiroshi Izumi, Chief Financial Officer
                             izumiri@concentric.net
                        1 City Boulevard West, Suite 860
                            Orange, California 92868
                      Tel (714) 396-0398 Fax (714) 333-9325